FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

6 August 2024

HSBC HOLDINGS PLC
STATEMENT ON RESOLVABILITY ASSESSMENT FRAMEWORK

HSBC Holdings plc (HSBC) today released its 2024 public disclosure document regarding its preparedness for resolution, as required under the Bank of England's Resolvability Assessment Framework (RAF).

This disclosure provides an update as to how the Group continues to maintain and develop the capabilities required under the RAF.

Please click on the following link to view HSBC's public disclosure: http://www.rns-pdf.londonstockexchange.com/rns/3310Z_1-2024-8-6.pdf.

HSBC's public disclosure can also be found at https://www.hsbc.com/investors/results-and-announcements/all-reporting.

The Bank of England's 2024 resolvability assessment of major UK banks can be found at https://www.bankofengland.co.uk/news.

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Investor enquiries to:
Neil Sankoff                  +44 (0) 20 7991 5072       investorrelations@hsbc.com
Greg Case                      +44 (0) 20 7992 3825       greg.case@hsbc.com

Media enquiries to:
HSBC press office         +44 (0) 20 79918096        pressoffice@hsbc.com

Note to editors:
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 60 countries and territories. With assets of US$2,975bn at 30 June 2024, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 August 2024